Irell & Manella llp
A REGISTERED LIMITED LIABILITY LAW PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

840 NEWPORT CENTER DRIVE, SUITE 400 NEWPORT BEACH, CA 92660-6324 TELEPHONE (949) 760-0991 FACSIMILE (949) 760-5200	1800 AVENUE OF THE STARS, SUITE 900 LOS ANGELES, CALIFORNIA 90067-4276	TELEPHONE (310) 277-1010 FACSIMILE (310) 203-7199 WEBSITE: www.irell.com
June 11, 2010
Via EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:     J. Nolan McWilliams, Esq.

Re:	Pinnacle Entertainment, Inc. Registration Statement on Form S-4 Filed March 26, 2010 File No. 333-165747 & -01 to -30
Dear Mr. McWilliams:
          This letter is being filed on behalf of our client, Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2010 with respect to the Company’s Registration Statement on Form S-4 filed on March 26, 2010 with the Commission. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
          The Company is filing an Amendment No. 2 to the Registration Statement on Form S-4 on June 11, 2010 (“Amendment No. 2”), which contains revised Exhibits 5.1 through 5.8 (the “Revised Opinions”) in response to the Staff’s comments. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of the Revised Opinions marked to indicate changes from the versions filed on May 21, 2010.

Exhibit 5.l
1.	We note your response to prior comment 2 and reissue. Counsel is entitled to rely upon local counsel opinion, but may not assume due authorization. Additionally, to the extent counsel is opining as to the due authorization of the Company and those Guarantors incorporated or organized in Delaware, counsel may not limit its opinion to New York law. Please have counsel revise accordingly.
Response:
          In response to the Staff’s comment, we have revised our opinion to expressly rely on the opinions of counsel in jurisdictions other than Delaware as to due authorization by the non-Delaware guarantor subsidiaries. We have also revised our opinion so that it is limited to the laws of the state of New York, the Delaware General Corporation Law and the Delaware Limited Liability Company Act.
Exhibit 5.3
2.	Please have counsel revise the last paragraph on page 2. Counsel is entitled to rely upon another counsel’s opinion to the extent necessary, but may not assume conclusions of law that are a necessary requirement for the opinion given.
Response:
          In response to the Staff’s comment, counsel has removed such assumptions.
Exhibit 5.4
3.	Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Accordingly, please have counsel revise the last paragraph on page 2 and the second paragraph on page 3 or confirm that it will refile the opinion dated the date of effectiveness.
Response:
          In response to the Staff’s comment, counsel has revised such paragraphs.
Exhibit 5.5
4.	Refer to the last paragraph on page 1. It is inappropriate for counsel to assume there are no undisclosed modifications, waivers, or amendments to agreements among persons who include its client. Please have counsel revise accordingly.
Response:
          In response to the Staff’s comment, counsel has revised the last paragraph on page 1 to remove such assumption.

Exhibit 5.6
5.	Refer to the first full paragraph on page 2. It is inappropriate for counsel to assume that no action has been taken by the Missouri Guarantors that could affect counsel’s conclusions of law. Accordingly, please have counsel revise assumption (vi).
Response:
          In response to the Staff’s comment, counsel has revised the first full paragraph on page 2 to remove such assumption.
6.	Counsel’s opinion should speak as of the date of effectiveness of the registration statement. Accordingly, please have counsel revise the last paragraph on page 2 or confirm that it will refile the opinion dated the date of effectiveness.
Response:
          In response to the Staff’s comment, counsel has revised such paragraph.
Exhibit 5.7
7.	Refer to the antepenultimate paragraph on page 2. It is inappropriate for counsel to assume there are no undisclosed modifications, waivers, or amendments to agreements among persons who include its client. Please have counsel revise accordingly.
Response:
          In response to the Staff’s comment, counsel has revised the antepenultimate paragraph on page 2 to remove such assumption.
Exhibit 5.8
8.	Please have counsel delete assumption (iv) in the first full paragraph on page 3. It is inappropriate for counsel to assume that there are no agreements or understandings among persons who include its client.
Response:
          In response to the Staff’s comment, counsel has deleted assumption (iv) in the first full paragraph on page 3.
*     *     *     *     *     *

          With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions concerning the foregoing, please contact me at (310) 277-1010.

Sincerely,
/s/ Ashok W. Mukhey
Ashok W. Mukhey

Copy to:
Mr. Stephen H. Capp,
Executive Vice President and Chief Financial Officer of Pinnacle Entertainment, Inc.
John A. Godfrey, Esq.,
Executive Vice President, Secretary and General Counsel of Pinnacle Entertainment, Inc.
Via Federal Express:
Amanda Ravitz, Esq.
Branch Chief — Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561